Exhibit 4.23

Vodafone Group Plc

One Kingdom Street

Paddington

London

W2 6BY

16 August 2023

STRICTLY PRIVATE & CONFIDENTIDAL

To Mr David Nish

c/o Vodafone Group Plc

Vodafone House

The Connection

Newbury

Berkshire

RGJ4 2FN

Dear David,

Following the Nominations & Governance Committee meeting on 9 May 2023 and the Board meeting on 10 May 2023, I am pleased to confirm your appointment as Senior Independent Director of Vodafone Group Plc (the “Company”) with effect from 25 July 2023 when Valerie Gooding ceased to hold that role following her retirement from the Company.

A copy of the Board’s roles and responsibilities, which sets out the role of the Senior Independent Director and the expectations required, is available on Diligent under resources, for your reference.

As a result of these changes, your fees will increase with effect from the 26 July 2023 to include £25,000 in cash for your role as Senior Independent Director as well as the £115,000 in cash for your role as Non-Executive Director and £25,000 in cash for your role as Chair of the Audit Committee. You will continue to also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles of Association of the Company and Company policy.

Yours sincerely

Maaike de Bie

Company Secretary

Vodafone Group Plc

One Kingdom Street, Paddington Central, London, W2 6BY, England

T +44 (0)1635 33251 www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 01833679